Press Release                                                        [HEAD logo]




Amsterdam - April 14th 2006 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces its intention to make a payment of circa Euro 10,000,000 to its shareholders. During the Annual General Meeting it will seek shareholder approval to amend the Articles of Association of the Company to allow for an increase of the nominal share capital and a subsequent decrease of the nominal share capital of the Company to facilitate this payment to shareholders.

The Company wishes to repay an amount of circa EUR 10,000,000 to its shareholders in cash. From a Dutch dividend tax perspective, the most efficient manner to achieve this is to first increase the nominal value of the issued ordinary shares at the account of the share premium reserve of the Company and subsequently to reduce the nominal value of the issued ordinary shares by the same amount and to pay that amount to the shareholders. Both the increase and the decrease require an amendment to the Articles of Association of the Company.

The Annual General Meeting of Shareholders of Head N.V. will be held on Wednesday, 24th May at 13:00 hours (local time) at the Sheraton Hotel, Schiphol Airport, Amsterdam, The Netherlands. Details concerning the agenda, the right to attend, and how to exercise rights at the Annual General Meeting will be available on Tuesday 2nd May. The Annual General Meeting will not be open to members of the general public.

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Marat Safin, Swetlana Kusnezowa, Johann Grugger, Maria Riesch and Marco Buchel.

For more information, please visit our website: www.head.com.


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Analysts, investors, media and others seeking financial and general information, please contact:

Vicki Booth, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940